April 3, 2025

Ben Kaplan
Chief Executive Officer
Aibotics, Inc.
100 SE 2nd St
Suite 2000
Miami, FL 33131

        Re: Aibotics, Inc.
            Offering Statement on Form 1-A
            Filed April 2, 2025
            File No. 024-12597
Dear Ben Kaplan:

        Our initial review of your offering statement indicates that it fails in material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, we note that your filing does not include audited financials for the fiscal year ended December 31,
2024.

       We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses this deficiency.

       Please contact Joe McCann at 202-551-6262 with any questions.




                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:    Jonathan D. Leinwand, Esq.